

March 17, 2021

Via E-Mail

Melissa M. Buhrig
Executive Vice President, General Counsel & Secretary
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re:** **Delek US Holdings, Inc.**
> **PREC14A filed on March 9, 2021**
> **Filed by CVR Energy, Inc.,** *et al.*
> **File No. 1-38142**

Dear Ms. Buhrig:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

Preliminary Proxy Statement filed on March 9, 2021

General

1. Item 5(b) of Schedule 14A requires the participants to describe their interests in the solicitation, whether by security holding or otherwise. To the extent that CVR Energy, Inc. or any other participant is a competitor or has a business relationship with the Company (or one of its competitors), please revise the proxy statement to describe under "Interests of the CVR Nominees" on page 7, or where appropriate in the revised proxy statement.

Proposal 1: Election of the CVR Nominees, page5

2. See our last comment above. To the extent that any of CVR Energy's nominees holds an equity interest in the Company's competitors, this should be disclosed. For example, we understand that George J. Damiris holds an equity interest in HollyFrontier Corporation, where he previously served as President and Chief Executive Officer, according to his biographical information on page 6 of the proxy statement. If so, please describe the extent of his holding and that company's relationship (as a competitor or otherwise) with Delek US Holdings.

3. Clarify whether the "board experience" reference in Robert Edward Kent's biographical information on page 7 includes public company board experience. If not, expand to describe why you believe serving on the board of a private company provides relevant expertise to serve on the board of a public company such as Delek US Holdings.

Proposal 2: Advisory Resolution Approving Delek's Executive Compensation Program, page 8

4. In the first paragraph of this section, you assert that Delek's executive compensation has been "excessively lucrative." Revise to briefly explain the basis for this belief.

Proposal 4: Approval of Amendment to Delek's 2016 Long-Term Incentive Plan, page 8

5. In the first paragraph on page 9, you assert the belief that there are sufficient shares remaining in Delek's 2016 Plan to properly incentivize the Company's employees. Revise to briefly explain the basis for this belief.

Voting and Proxy Procedures, page 12

6. Refer to the first sentence on page 13 where you state: "If you are a stockholder of record, you must deliver your vote via phone or the Internet or virtually attend the Annual Meeting and vote in order to be counted in the determination of a quorum." Revise to clarify that a proxy granted to the Company or CVR Energy will also count toward determination of a quorum.

Important, page 25

7. Revise to clarify that a previously granted proxy may also be revoked by granting a later-dated proxy to the Company or its proxy solicitor.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions